Profit and Loss - Portola Bistro - MDABISTRO LLC

This report does not include 2 unresolved ledger entries for PV

(PV) Summary — 01/01/2025 - 09/30/2025

	Amt	%
Sales	$1,175,771.39	100%
Cogs	$313,848.67	27%
Payroll	$365,103.65	31%
Gross Profits	$496,819.07	42%
Overhead	$416,669.56	35%
Net Income	$80,149.51	7%

(PV) Detail — 01/01/2025 - 09/30/2025

	Amt	%
PV Sales		
---40000-43999 Food Sales ---		
Food Sales:40000	$1,155,106.50	98%
	$1,155,106.50	98%
---48000 Other Operating Income---		
Other Charge 1:48101	$20,664.89	2%
	$20,664.89	2%
---49000 Non-Business Income---		
Taxable Tips Collected:49100	$29,795.13	3%
Non-Taxable Tips Paid:49500	-$29,795.13	-3%
	-	0%
PV Sales	$1,175,771.39	100%
PV COGS		
---50000-54000 Food Costs---		
Food Cost:50000	$210,938.47	18%
Seafood Costs:51130	$12,290.03	1%
Produce Costs:51200	$24,681.60	2%
Bread and Bun Costs:51400	$4,307.04	0%
Dry Goods Costs:51500	$3,087.88	0%
	$255,305.02	22%
---54000-56000 Alcohol Costs---		
Beer Cost:54100	$59.67	0%
CO2 Costs:54300	$798.70	0%
Wine Cost:54400	$16,749.64	1%
Liquor Cost:54700	$40,935.64	3%
	$58,543.65	5%

(PV) Detail	01/01/2025 - 09/30/2025	
	Amt	%
PV COGS	$313,848.67	27%
PV Payroll		
---61000 Payroll - Management---		
Manager Payroll:61000	$27,409.74	2%
	$27,409.74	2%
---62000 Payroll - BOH---		
BOH Payroll - Cook:62150	$209,125.41	18%
	$209,125.41	18%
---63000-66000 Payroll - FOH---		
FOH Payroll - Server:63200	$84,624.41	7%
FOH Payroll - Busser:63300	$42,915.10	4%
FOH Payroll - Host:63400	$875.75	0%
FOH Payroll - Bartender:64000	$153.24	0%
	$128,568.50	11%
PV Payroll	$365,103.65	31%
PV Prime Costs	$678,952.32	58%
PV Gross Profits	$496,819.07	42%
PV Controllable Expenses		
---72000 GM Controllable Costs - Customer Related---		
Marketing:72100	$7,214.00	1%
Advertising:72180	$3,279.00	0%
Menus:72200	$368.55	0%
Food App Advertising:72350	$1,873.32	0%
Flowers and Decorations:72400	$252.69	0%
Promotional or Donation Meal Comps:72710	$210.00	0%
	$13,197.56	1%
---73000 GM Controllable Costs - Employee Related---		
Auto and Truck Expenses:73100	$11,937.63	1%
Recruiting:73400	$440.00	0%
	$12,377.63	1%
---74000 GM Controllable Costs - Building & Equipment Related---		
Cleaning Supplies:74100	$5,907.85	1%
Kitchen Supplies:74200	$1,546.36	0%
Linens:74450	$16,358.11	1%
Repairs to Building:74500	$1,195.35	0%
Building Cleaning & Maintenance:74600	$4,393.52	0%
Pest Control:74610	$845.00	0%
Repairs to Equipment:74700	$1,515.00	0%

(PV) Detail	01/01/2025 - 09/30/2025	
	Amt	%
Contract Labor:74800	$78,376.03	7%
	$110,137.22	9%
---75000 GM Controllable Costs - Office & Management Related---		
Office Expenses:75050	$3,930.19	0%
Office Supplies:75100	$9,444.99	1%
Restaurant Software Fees:75300	$509.34	0%
Credit Card Processing:75400	$45,586.08	4%
	$59,470.60	5%
PV Controllable Expenses	$195,183.01	17%
PV Fixed Overhead		
---80000-82000 Operational Costs---		
Professional Fees:81110	-$0.64	-0%
Legal Fees:81120	$1,200.00	0%
Accounting:81140	$6,300.00	1%
	$7,499.36	1%
---82000 Occupancy Costs---		
Rent:82100	$155,224.10	13%
Office Repairs:82500	$130.00	0%
	$155,354.10	13%
---83000 Utility Costs---		
Electric:83100	$42,668.41	4%
Internet:83500	$2,206.34	0%
	$44,874.75	4%
---84000 Equipment Rental---		
POS System Equipment Rental:84200	$4,724.52	0%
	$4,724.52	0%
---85000-87000 Taxes & Insurance---		
Liability Insurance:85100	$5,987.00	1%
Liquor License Fee:86500	$3,774.00	0%
	$9,761.00	1%
PV Fixed Overhead	$222,213.73	19%
PV Ownership Controllable		
---90000-93000 Research & Entertainment---		
Meals and Entertainment:91200	$80.57	0%
	$80.57	0%
---93000 Bank Charges & Interest---		
Bank Fees:93100	-$5,005.38	-0%
Interest Expense:93400	$806.63	0%

(PV) Detail   **01/01/2025 - 09/30/2025**

	Amt	%
Late Payment Penalties:93500	$91.00	0%
	-$4,107.75	-0%
---97000 Taxes---		
State Taxes:97200	$3,300.00	0%
	$3,300.00	0%
PV Ownership Controllable	-$727.18	-0%
PV Overhead	$416,669.56	35%
PV Net Income	$80,149.51	7%
All Location Net Income	$80,149.51	7%

Balance Sheet - Portola Bistro - MDABISTRO LLC

This report does not include 2 unresolved ledger entries for PV

Period Ending	09/30/2025
Assets	
---1100 Cash and Bank Accounts---	
Cash On Hand:11000	$51,867.75
Wells Fargo - 2495:11101	$77,245.38
	$129,113.13
---1200 Accounts Receivable---	
CCP:12100	$7,375.70
Owner/ Investor Loans 2:12401	$6,500.00
Transfer in Process:12980	-
Receipts Split:12990	-$62.15
	$13,813.55
---1500 Property and Equipment---	
Leasehold Improvements:15300	$16,000.00
	$16,000.00
---1600 Intangible Assets---	
Liquor License:16400	$101,050.00
	$101,050.00
Assets	$259,976.68
Liabilities	
---2000 Accounts Payable---	
Wells Fargo Signify - 2344:20101	$24,903.50
Accounts Payable:21000	$17,035.55
Sales Taxes Payable:23000	-$101,034.00
	-$59,094.95
---2500 Other Liabilities---	
Gift Card Outstanding:25100	$2,197.49
Payroll Outstanding:25200	-$5,067.95
Payroll Taxes Outstanding:25250	$867.84
Tips Payable:25500	-$7,396.14
Sales Tax Collected:25700	$111,634.63
	$102,235.87
---2600 Split Accounts---	
Payroll Split:26100	$0.06
	$0.06
---2800 Notes Payable---	
Toast Capital:28050	$7,742.77
	$7,742.77
Liabilities	$50,883.75
Owner's Equity	
---3000 Owner's Equity---	
Contributions - Dino:33000	$565,690.48
Contributions - Aytac:33010	$13,910.00
Distributions - Dino:34000	-$326,553.65
Distributions - Aytac:34010	-$67,358.41
Distributed Earnings:35200	-$35,565.54
	$150,122.88
Owner's Equity	$150,122.88
Retained Earnings	$60,970.05

Statement of Cash Flows - Portola Bistro - MDABISTRO LLC

This report does not include 2 unresolved ledger entries for PV

Cash Flow	01/01/2025 - 09/30/2025		
Account	Increases	Decreases	+/- in Cash
Net Income			$80,149.51
Operating Activities			
---20100-20199 Credit Card Balances---			
Wells Fargo Signify - 2344	$193,404.77	$200,853.16	-$7,448.39
			-$7,448.39
---21000-24000 Accounts Payable---			
Accounts Payable	$729,061.74	$722,525.00	$6,536.74
Sales Taxes Payable	-	$117,027.00	-$117,027.00
			-$110,490.26
---25000-28000 Accounts Payable---			
Gift Card Outstanding	$2,130.00	$2,532.51	-$402.51
Payroll Outstanding	$262,638.90	$281,477.27	-$18,838.37
Payroll Taxes Outstanding	$105,821.53	$115,184.11	-$9,362.58
Tips Payable	$243,520.80	$255,320.00	-$11,799.20
Sales Tax Collected	$112,931.80	-	$112,931.80
Payroll Split	$479,801.33	$483,158.11	-$3,356.78
			$69,172.36
---12000-13000 Accounts Receivable---			
CCP	$1,281,511.65	$1,274,135.95	-$7,375.70
Receipts Split	$1,564,618.65	$1,578,779.40	$14,160.75
			$6,785.05
Operating Activities			-$41,981.24
Investment Activities			
---15000-18000 Investments---			
Liquor License	$85,955.00	-	-$85,955.00
			-$85,955.00
Investment Activities			-$85,955.00
Financing Activities			
---33000-34000 Owner's Contributions---			
Contributions - Dino	$415,690.48	-	$415,690.48
Contributions - Aytac	$13,910.00	-	$13,910.00
			$429,600.48
---34000-35000 Owner's Distributions---			
Distributions - Dino	-	$295,195.24	-$295,195.24
Distributions - Aytac	-	$28,000.00	-$28,000.00

Cash Flow 01/01/2025 - 09/30/2025

Account	Increases	Decreases	+/- in Cash
			-$323,195.24
---28000-29000 Loans (payable)---			
Toast Capital	$75,200.00	$166,143.43	-$90,943.43
			-$90,943.43
Financing Activities			$15,461.81
Change in Cash and Cash Equivalents			-$32,324.92
Bank Accounts / Cash			
---11000-11400 Bank Accounts / Cash---			
Cash On Hand	$50,867.75	-	$50,867.75
Wells Fargo - 2495	$1,583,183.16	$1,668,375.83	-$85,192.67
			-$34,324.92
Bank Accounts / Cash			-$34,324.92